Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 22, 2022, with respect to the consolidated financial statements of Twilio, Inc., and the effectiveness of internal control over financial reporting, incorporated herein by reference.

The Company acquired Zipwhip, Inc. during fiscal 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, Zipwhip, Inc.’s internal control over financial reporting associated with total assets of $51.9 million and total revenues of $55.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Zipwhip, Inc.

/s/ KPMG LLP

Santa Clara, California

August 5, 2022